U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
Registration Statement
Under the Securities Act of 1933

Elko Ventures Inc.

(Name of Small Business Issuer in Its Charter)

NEVADA	1000	20-8425158
(State or Other Jurisdiction of Incorporation or Organization)	**(Primary Standard Industrial Identification No.)**	**(I.R.S. Employer Classification Code Number)**

650 Ruby Way Crescent Valley, NV 89821	(775) 201-6669	(775) 201-6669
(Address of principal Executive Offices)	**(Telephone Number)**	**(Fax Number)**

Matt Wayrynen
650 Ruby Way

Crescent Valley, NV 89821	(775) 201-6669	(775) 201-6669
(Name and Address of Agent for Service)	**(Telephone Number)**	**(Fax Number)**

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (1)
Common Stock Shares	2,000,000	$0.03	$60,000	$6.42

(1) Registration Fee has been paid via Fedwire.
(2) This is the initial offering and no current trading market exists for our common stock. The price paid for the currently issued and outstanding common stock was valued at $0.005 per share.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Elko Ventures Inc.
2,000,000 shares of Common Stock at $.03 per share

This is the initial offering of common stock of Elko Ventures Inc. and no public market currently exists for the securities being offered. Elko Ventures Inc. is offering for sale a total of 2,000,000 of common stock at a price of $0.03 per share. The offering is being conducted on a self-underwritten, best effort, all-or-none basis, which means our officers and directors will attempt to sell the shares. We intend to open a standard, non-interest bearing, bank checking account to be used only for the deposit of funds received from the sale of the shares in this offering. If all the shares are not sold and the total offering amount is not deposited by the expiration date of the offering, the funds will be promptly returned to the investors, without interest or deduction. The shares will be offered at a price of $.03 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days. The offering will end on _____, 200_ (date to be inserted upon effectiveness of Registration Statement).

Elko Ventures Inc. is an exploration stage company and currently has no operations. Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a loss of your investment. Our independent auditors have issued an audit opinion for Elko Ventures Inc. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS, PARTICULARLY, THE RISK FACTORS SECTION BEGINNING ON PAGE 4.

Neither the U.S. Securities and Exchange Commission nor any state securities division has approved or disapproved these securities, or determined if this prospectus is truthful, accurate, current or complete. Any representation to the contrary is a criminal offense.

	Offering Price Per Share	Total Amount of Offering	Underwriting Commissions	Proceeds To Us
Common Stock	$.03	$60,000	$0	$60,000

As of the date of this prospectus, there is no public trading market for our common stock and no assurance that a trading market for our securities will ever develop.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission has been declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion, Dated _____, 200__

TABLE OF CONTENTS

Summary

General Information

You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. In this prospectus, unless the context otherwise denotes, references to "we", "us", "our", "Elko" and "Elko Ventures" are to Elko Ventures Inc.

Elko Ventures Inc. was incorporated in the State of Nevada on February 5, 2007 to engage in the acquisition, exploration and development of natural resource properties. We intend to use the net proceeds from this offering to develop our business operations. We are an exploration stage company with no revenues or operating history. The principal executive offices are located at 650 Ruby Way, Crescent City, NV 89821. The telephone number is (775)201-6669.

We received our initial funding of $12,000 through the sale of common stock to David Wolfin, an officer and director who purchased 2,400,000 shares of our common stock at $0.005 per share on February 5, 2007. From inception until the date of this filing we have had limited operating activities. Our financial statements from inception (February 5, 2007) through the year ended February 28, 2007 report no revenues and a net loss of $7,515. Our independent auditor has issued an audit opinion for Elko Ventures Inc. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

Our mineral claims have been staked and we hired a professional geologist to prepare a geological report. We have not yet commenced any exploration activities on the claims. Our property, known as the Cad 1-4 Mineral Claims, may not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds to bring our claims to production.

There is no current public market for our securities. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

Offering

Securities Being Offered	2,000,000 shares of common stock.
Price per Share	$0.03
Offering Period	The shares are offered for a period not to exceed 180 days, unless extended by our board of directors for an additional 90 days.
Net Proceeds	$60,000
Securities Issued And Outstanding	2,400,000 shares of common stock were issued and outstanding as of the date of this prospectus.
Registration costs	We estimate our total offering registration costs to be $7,000.

<center>**Risk Factors**</center>

An investment in our common stock involves a high degree of risk. The following is a discussion of all of the material risks relating to the offering and our business. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could
decline due to any of these risks, and you may lose all or part of your investment.

Risks Associated With Our Company:

If we do not obtain the funding from this offering, our business will fail.

Our current operating funds are less than necessary to complete all intended exploration of the Cad 1-4 claims, and therefore we will need the proceeds from this offering in order to complete our business plan. We currently do not have any operations and we have no income.

Because our continuation as a going concern is in doubt, we will be forced to cease business operations unless we can generate profit in the future.

The report of our independent accountant to our audited financial statements for the period ended February 28, 2007 indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Such factors identified in the report are that we have no source of revenue and our dependence upon obtaining adequate financing. If we are not able to continue as a going concern, it is likely investors will lose all of their investment.

Because we have not commenced business operations, we face a high risk of business failure.

We have not yet commenced exploration on the Cad 1-4 claims. Accordingly, we have no way to evaluate the likelihood that our business will be successful. We were incorporated on February 5, 2007 and to date have been involved primarily in organizational activities and the acquisition of the claims. We have not earned any revenues as of the date of this prospectus.

Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake.   These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates.

Our mineral exploration efforts may be unsuccessful resulting in any funds spent on exploration being lost.

No known bodies of commercial ore or economic deposits have been established on our properties. Even in the event commercial quantities of minerals are discovered, the exploration property might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages, which could hurt our financial position and possibly result in the failure of our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

Even if we discover commercial reserves of precious metals on the Cad 1-4 claims, we may not be able to successfully commence commercial production.

The Cad 1-4 claims do not contain any known bodies of mineralization. If our exploration   programs are successful in establishing silver and gold of commercial tonnage and grade, we will require additional funds in order to place the Cad 1-4 claims into commercial production. We may not be able to obtain such financing.

Government regulation or other legal uncertainties may increase costs and our business will be negatively affected.

Laws and regulations govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to stop its exploration activities once it is started until a particular problem is remedied or to undertake other remedial actions.

Because our directors have other business interests, they may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Our president and director, Mr. Matt Wayrynen, intends to devote approximately 10% of his business time (4-5 hours per week) providing his services to us and our secretary and director Mr. David Wolfin

devotes approximately 5% of his business time (2-3 hours per week). While our directors presently possess adequate time to attend to our interests, it is possible that the demands on our directors from their other obligations could increase with the result that they would no longer be able to devote sufficient time to the management of our business.

Risks Associated With This Offering:

If a market for our common stock does not develop, shareholders may be unable to sell their shares and will incur losses as a result.

There is currently no market for our common stock and no certainty that a market will develop. We currently plan to apply for listing of our common stock on the over the counter bulletin board upon the effectiveness of the registration statement, of which this prospectus forms a part. Our shares may never trade on the bulletin board. If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock. In such a case, shareholders may find that they are unable to achieve benefits from their investment.

A purchaser is purchasing penny stock which limits his or her ability to sell the stock.

The shares offered by this prospectus constitute penny stock under the Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, thus limiting investment liquidity. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

We are selling this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officers and directors, who will receive no commissions. They will offer the shares to friends, relatives, acquaintances and business associates, however; there is no guarantee that they will be able to sell any of the shares. Unless they are successful in selling all of the shares and we receive the proceeds from this offering, we may have to seek alternative financing to implement our business plans.

You will incur immediate and substantial dilution of the price you pay for your shares.

Our existing stockholder acquired his shares at a cost of $.005 per share, a cost per share substantially less than that which you will pay for the shares you purchase in this offering. Upon completion of this offering the net tangible book value of the shares held by our existing stockholder (2,400,000 shares) will be increased by $.013 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the

offering price of $.03 per share) of $.015 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.015 per share, reflecting an immediate reduction in the $.03 price per share they paid for their shares.

We will be holding all the proceeds from the offering in a standard bank checking account until all shares are sold. Because the shares are not held in an escrow or trust account there is a risk your money will not be returned if all the shares are not sold.

All funds received from the sale of shares in this offering will be deposited into a standard bank checking account until all shares are sold and the offering is closed, at which time, the proceeds will be transferred to our business operating account. In the event all shares are not sold we have committed to promptly return all funds to the original purchasers. However since the funds will not be placed into an escrow, trust or other similar account, there can be no guarantee that any third party creditor who may obtain a judgment or lien against us would not satisfy the judgment or lien by executing on the bank account where the offering proceeds are being held, resulting in a loss of any investment you make in our securities.

We will incur ongoing costs and expenses for SEC reporting and compliance. Without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Our business plan allows for the payment of the estimated $7,000 cost of this registration statement to be paid from existing cash on hand. We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the Over the Counter Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Mr. Wolfin, an officer and director of the company, beneficially owns 100% of the outstanding shares of our common stock. After the completion of this offering he will own 55% of the outstanding shares. If he chooses to sell his shares in the future, it might have an adverse effect on the price of our stock.

Due to the amount of Mr. Wolfin's share ownership in our company, if he chooses to sell his shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock.

Forward Looking Statements

This prospectus contains forward-looking statements that involve risk and uncertainties. We use words such as "anticipate", "believe", "plan", "expect", "future", "intend", and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements

contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us as described in the "Risk Factors" section and elsewhere in this prospectus.

Use of Proceeds

Assuming sale of all of the shares offered herein, of which there is no assurance, the net proceeds from this Offering will be $60,000. The proceeds are expected to be disbursed, in the priority set forth below, during the first twelve (12) months after the successful completion of the Offering:

Total Proceeds to the Company	$ 60,000
Phase One Exploration Program	9,500
Phase Two Exploration Program	10,500
Phase Three Exploration Program	30,000
Administration and Office Expense	2,500
Legal and Accounting	4,500
Working Capital	3,000
Total Use of Net Proceeds	$ 60,000

We will establish a separate bank account and all proceeds will be deposited into that account until the total amount of the offering is received and all shares are sold, at which time the funds will be released to us for use in our operations. In the event we do not sell all of the shares before the expiration date of the offering, all funds will be returned promptly to the subscribers, without interest or deduction. If necessary our directors have verbally agreed to loan the company funds to complete the registration process, but we will require full funding to implement our complete business plan.

Determination of Offering Price

The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

Dilution

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholder.

As of February 28, 2007, the net tangible book value of our shares was $4,485 or $0.002 per share, based upon 2,400,000 shares outstanding.

Upon completion of this offering, but without taking into account any change in the net tangible book value after completion of this offering other than that resulting from the sale of the shares and receipt of the total proceeds of $60,000, the net tangible book value of the 4,400,000 shares to be outstanding will be $64,485, or approximately $.015 per share. Accordingly, the net tangible book value of the shares held by our existing stockholder (2,400,000 shares) will be increased by $.013 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.03 per share) of $.015 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.015 per share, reflecting an immediate reduction in the $.03 price per share they paid for their shares.

After completion of the offering, the existing shareholder will own 55% of the total number of shares then outstanding, for which he will have made an investment of $12,000, or $.005 per share. Upon completion of the offering, the purchasers of the shares offered hereby will own 45% of the total number of shares then outstanding, for which they will have made a cash investment of $60,000, or $.03 per Share.

The following table illustrates the per share dilution to the new investors:

Public Offering Price per Share	$ .03
Net Tangible Book Value Prior to this Offering	$ .002
Net Tangible Book Value After Offering	$ .015
Immediate Dilution per Share to New Investors	$ .015

The following table summarizes the number and percentage of shares purchased, the amount and percentage of consideration paid and the average price per share paid by our existing stockholder and by new investors in this offering:

	Price Per Share	Total Number of Shares Held	Percent of Ownership	Consideration Paid
Existing Stockholder	$ .005	2,400,000	55%	$12,000
Investors in This Offering	$ .03	2,000,000	45%	$60,000

Plan of Distribution

Offering will be Sold by Our Officers and Directors

This is a self-underwritten offering. This Prospectus is part of a prospectus that permits our officers and directors to sell the shares directly to the public, with no commission or other remuneration payable to them for any shares they may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. Matt Wayrynen and David Wolfin, our officers and directors, will sell the shares and intend to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, they will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Our officers and directors will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

a. Our officers and directors are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation; and,

b. Our officers and directors will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c. Our officers and directors are not, nor will they be at the time of their participation in the offering, an associated person of a broker-dealer; and

d. Our officers and directors meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) are not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) have not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Our officers, directors, control persons and affiliates of same do not intend to purchase any shares in this offering.

Terms of the Offering

The shares will be sold at the fixed price of $.03 per share until the completion of this offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This offering will commence on the date of this prospectus and continue for a period of 180 days (the "Expiration Date"), unless extended by our Board of Directors for an additional 90 days.

Deposit of Offering Proceeds

This is a "best efforts", "all or none" offering and, as such, we will not be able to spend any of the proceeds unless all the shares are sold and all proceeds are received. We intend to hold all funds collected from subscriptions in a separate bank account until the total amount of $60,000 has been received. At that time, the funds will be transferred to our business account for use in the implementation of our business plan. In the event the offering is not sold out prior to the Expiration Date, all money will be promptly returned to the investors, without interest or deduction. We determined the use of the standard bank account was the most efficient use of our current limited funds.

Procedures and Requirements for Subscription

If you decide to subscribe for any shares in this offering, you will be required to execute a Subscription Agreement and tender it, together with a check or bank draft to us. Subscriptions, once received by the company, are irrevocable. All checks for subscriptions should be made payable to Elko Ventures Inc.

Legal Proceedings

We are not currently involved in any legal proceedings and we are not aware of any pending or potential legal actions.

Directors, Executive Officers, Promoters and Control Persons

The officers and directors of Elko Ventures Inc., whose one year terms will expire 3/1/08, or at such a time as their successor(s) shall be elected and qualified are as follows:

Name & Address	Age	Position	Date First Elected	Term Expires
Matt Wayrynen 650 Ruby Way Crescent Valley, NV 89701	45	President, Treasurer, CFO, CEO &, Director	2/5/07	3/1/08
David Wolfin 650 Ruby Way Crescent Valley, NV 89701	39	Secretary Director	2/5/07	3/1/08

The foregoing persons are promoters of Elko Ventures Inc., as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the board of directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

Mr. Wayrynen currently devotes 4-5 hours per week to company matters. After receiving funding per our business plan he intends to devote as much time as the board of directors deems necessary to manage the affairs of the company. Mr. Wolfin currently devotes 2-3 hours per week to company matters.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

Resumes

Matt Wayrynen has been the President, CEO, Treasurer, CFO and a Director of the Company since inception. From October 2002 to the present he has served as Vice President of Operations and a Director of Bralorne Gold Mines Ltd., a British Columbia corporation engaged in mining exploration located out of Vancouver, British Columbia and quoted on the TSX Venture Exchange under the symbol BPM. From August 2002 to the present he has served as a Director for Quinto Mining Corporation, a British Columbia corporation engaged in mining exploration located out of Delta, British Columbia and quoted

on the TSX Venture Exchange under the symbol QU. From June 2002 to the present he has served as CEO, Executive Chairman and Director of Berkley Resources Inc., a British Columbia corporation engaged in oil & gas exploration located out of Vancouver, British Columbia and quoted on the TSX Venture Exchange under the symbol BKS, the OTC "Pink Sheets" under the symbol BRKDF, and on the Frankfurt/Berlin exchanges under the symbol W80. From July 2006 to the present he has served as Vice President of Coral Gold Resources Ltd., a British Columbia corporation engaged in mining exploration located out of Vancouver, British Columbia and duly quoted on the TSX Venture Exchange under the symbol CGR and on the OTC BB under the symbol CGREF. From June 2002 to July 2006 he also served as that Company's President and a Director. From March 1996 to June 2002, Mr. Wayrynen was an investment advisor with Golden Capital Securities Ltd., an stock brokerage company located in Vancouver, British Columbia.

David Wolfin has been Secretary and Director of the Company since inception. From November 2006 to the present he has served as Vice President of Finance and a Director for Levon Resources Ltd., a British Columbia corporation engaged in mining exploration located out of Vancouver, British Columbia and quoted on the TSX Venture Exchange under the symbol LVN, the OTC "Pink Sheets" under the symbol LVNVF and the Frankfurt exchange under the symbol L09. From June 2005 to the present he has served as Vice President of Finance and a Director for Berkley Resources Inc., a British Columbia corporation engaged in oil & gas exploration located out of Vancouver, British Columbia and quoted on the TSX Venture Exchange under the symbol BKS, the OTC "Pink Sheets" under the symbol BRKDF, and on the Frankfurt/Berlin exchanges under the symbol W80. From January 2004 to the present he has served as Director for Mill Bay Ventures Inc., a British Columbia corporation engaged in mining exploration located out of Vancouver, British Columbia and is duly quoted on the TSX Venture Exchange under the symbol MBV and the OTC "Pink Sheets" under the symbol MLBVF. From November 2003 to the present he has served as Director for Cresval Capital Corp., a British Columbia corporation engaged in mining exploration located out of Vancouver, British Columbia and quoted on the TSX Venture Exchange under the symbol CRV. From September 1997 to the present he has served as a Director for Coral Gold Resources Ltd., a British Columbia corporation engaged in mining exploration located out of Vancouver, British Columbia and duly quoted on the TSX Venture Exchange under the symbol CGR and on the OTC BB under the symbol CGREF. From October 1995 to the present he has served as Vice President of Finance and a Director for Bralorne Gold Mines Ltd., a British Columbia corporation engaged in mining exploration located out of Vancouver, British Columbia and quoted on the TSX Venture Exchange under the symbol BPM. From October 1995 to the present he has served as President and a Director of Avino Silver & Gold Mines Ltd., a British Columbia corporation engaged in mining exploration located out of Vancouver, British Columbia and duly quoted on the TSX Venture Exchange under the symbol ASM and the OTC BB under the symbol ASMGF. From March 1992 to the present he has served as President and a Director of Gray Rock Resources Ltd., a British Columbia corporation engaged in mining exploration located out of Vancouver, British Columbia and quoted on the TSX Venture Exchange under the symbol GRK.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information on the ownership of Elko Ventures Inc. voting securities by officers, directors and major shareholders as well as those who own beneficially more than five percent of our common stock as of the date of this prospectus:

Name and Address Beneficial Owner (1)	No. of Shares Before Offering	No. of Shares After Offering	Percentage of Ownership: Before Offering	After Offering
David Wolfin	2,400,000	2,400,000	100%	55%
Matt Wayrynen	0	0	0%	0%
All Officers and Directors as a Group	2,400,000	2,400,000	100%	55%

(1)   Each of the persons named may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended.

Description of Securities

Common Stock

The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $.001. The holders of common stock currently (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable. Please refer to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-cumulative Voting

The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors,

can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. After this Offering is completed, the present stockholder will own 55% of the outstanding shares. (See "Principal Stockholders".)

Cash Dividends

As of the date of this prospectus, the Company has not declared or paid any cash dividends to stockholders. The declaration or payment of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent factors. It is the present intention of the Company not to declare or pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company's business operations.

Interest of Named Experts and Counsel

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

Our financial statements for the period from inception to the year ended February 28, 2007, included in this prospectus, have been audited by Moore & Associates. We include the financial statements in reliance on their reports, given upon their authority as experts in accounting and auditing.

The Law Firm of Joseph I. Emas has passed upon the validity of the shares being offered and certain other legal matters and is representing us in connection with this offering.

James W. McLeod, Professional Geologist, has provided us with the geology report from which the exploration program contained herein is based upon.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by

controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it, is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Organization within the Last Five Years

Elko Ventures Inc. was incorporated in Nevada on February 5, 2007 to engage in the business of acquisition, exploration and development of natural resource properties. At that time Matt Wayrynen was named President, Treasurer and Director of the company, and David Wolfin was named Secretary and Director. The Board of Directors voted to seek capital and begin development of our business plan. We received our initial funding of $12,000 through the sale of common stock to Mr. Wolfin who purchased 2,400,000 shares of our Common Stock at $0.005 per share on February 5, 2007.

Description of Business

We are an exploration stage company with no revenues and a limited operating history. Our independent auditor has issued an audit opinion which includes a statement expressing substantial doubt as to our ability to continue as a going concern. The source of information contained in this discussion is our geology report.

There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of silver and other minerals. The Cad property consisting of four located, lode mineral claims in one contiguous, 2x2 group totaling 82.64 acres, are the only claims currently in the company's portfolio. If our claims do not contain any reserves, all funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we may be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve.

Glossary

> Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

> Alluvial - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

> Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

Aphanitic - fine grained crystalline texture.

Blind-basin - a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

Colluvium - loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

Desert wash - out-wash in dry (desert) or arid areas of colluvium or alluvial material accumulated on the sides of valleys or basin channels by often irregular and violent water flow, i.e. flash floods.

Drift or Overburden - drift can be a variety of unconsolidated or loosely packed rock material derived by actions of glaciation and deposited by outwash from glaciers. Overburden is any consolidated or unconsolidated material that overlies or covers rock material of economic significance that is usually mined by open-cut methods.

Elongate basin - a longer than wide depression that may be favorable to in-filling by adjacent eroding mountains.

Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

Intermontane belt - between mountains (ranges), a usually longer than wide   depression occurring between enclosing mountain ranges that supply erosional material to infill the basin.

Lode mineral claim (Nevada) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

Nuees Ardante or Ladu - an extremely hot, gaseous, somewhat horizontally ejected lava, often from near the summit that accentuates the downward flow or "glowing avalanche" because of its mobility.

Overburden or Drift Cover - any loose material which overlies bedrock.

Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

Plutonic, igneous or intrusive rock - usually a medium to coarser grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

Quarternary - the youngest period of the Cenozoic era.

Snow equivalent - Approximately 1" of precipitation (rain) = 1' snow.

Syenite - Coarse grained, alkalic, low in quartz intrusive rock.

Trachyte - fine grained or glassy equivalent of a syenite.

Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

General Information

The Cad property consists of four contiguous, located, lode mineral claims, Cad 1-4 comprising a total of 82.64 acres. Elko Ventures Inc., a Nevada, U.S.A. company is the beneficial owner of the mineral claims.

The general claim area is underlain by desert wash, colluvium, alluvial and playa deposits of Quaternary age.

The bedrock in the area is comprised of sedimentary and lesser metamorphic (older altered rock) units and younger intruding or overlying plutonic (igneous) rocks and their finer grain-sized volcanic equivalents.

The underlying rock units exhibit a distinctive aeromagnetic pattern that could indicate a response to deformation due to structural features, such as faulting, folding and rock alteration. Much or all of the mineral claims are drift or overburden covered and offer exploration potential. The potential exists for movement of mineralizing fluids to have impregnated this northeasterly to southwesterly trending zone. These fluids could emanate from deeper occurring intrusions and travel along structurally prepared conduits in the underlying bedrock.

In this general area, a second potential model of ore emplacement could be from young volcanic exhalations and the possible air fall events such as the Nuees Ardentes or "glowing avalanche". Occurrences of silver-bearing material that appear derived from such events have been encountered in Nevada.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and reconnaissance soil geochemistry program. An exploratory drilling program could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from the preceding fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance. We have not carried out any exploration work on the claims and have incurred no exploration costs. The future cost of exploration work on the property is disclosed in detail in the Plan of Operation section of this prospectus.

The Cad property lies in the west central area of the State of Nevada, southwest of the Town of Tonopah and is accessible from Highway 95 by traveling south of the Town for 11 miles to the Paymaster Canyon cut-off and then traveling southwest for 6 miles to the property.

There is not a plant or any equipment currently located on the property. It is expected that the initial exploration phase will be supported by generators. The Town of Tonopah that lies 26 miles to the north of Goldfield, NV offers much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or more specialized equipment can likely be acquired in the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south.

A three-phase exploration program to evaluate the area is considered appropriate and is recommended by the consulting geologist in his report. Phase 1 of the work program will consist of detailed prospecting, mapping and soil geochemistry. Contingent upon favorable results from Phase 1, Phase 2 work would consist of magnetometer and VLF electromagnetic, grid controlled surveys over the areas of interest determined by the Phase 1 survey. Contingent upon the results of Phases 1 and 2, Phase 3 would consist of an induced polarization survey over grid controlled anomalous areas of interest outlined by Phase 1&2 fieldwork. Hoe or bulldozer trenching, mapping and sampling of bedrock anomalies would also be carried out.

The cost of the proposed program is $9,500 for the initial phase of exploration work, $10,500 for the contingent second phase and $30,000 for the third phase. We plan to commence Phase 1 of the exploration program in the summer of 2007 if we are able to raise the necessary funds from this offering.

The discussions contained herein are management's estimates based on information provided by the consulting geologist who prepared the geology report. Because we have not commenced our exploration program we cannot provide a more detailed discussion of our plans if we find a viable store of minerals on our property, as there is no guarantee that exploitable mineralization will be found, the quantity or type of minerals if they are found and the extraction process that will be required. We are also unable to assure you we will be able to raise the additional funding to proceed with any subsequent work on the claims if mineralization is found.

Acquisition of the Mineral Claims

The Cad Mineral Claims were staked on behalf of the company and are recorded in the name of the company. The claims are in good standing to September 1, 2007.

Requirements or Conditions for Retention of Title

The title for the claims is in good standing until September 2007. During the first week in August 2007 a filing is to be made by the Company to the County and Bureau of Land Management that we intend to retain the claims and to continue performing exploration work on them. Such work will be reported and filed at the appropriate time.

Location, Access, Climate, Local Resources & Infrastructure

The Cad property lies in the west central area of the State of Nevada, southwest of the Town of Tonopah and is accessible from Highway 95 by traveling south of the Town for 11 miles to the Paymaster Canyon cut-off and then traveling southwest for 6 miles to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent. This amount of annual precipitation reflects a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F° average with high spells of 100+F° while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter, average for January are from the high 20's to the low 40's F° with low spells down to -20 F°.

The Town of Tonopah that lies 26 miles to the north of Goldfield, NV offers much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or more specialized equipment can likely be acquired in the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south.

Infrastructure such as highways and secondary roads, communications, accommodations and supplies that are essential to carrying-out an exploration and development program are at hand, between Tonopah, Goldfield and Las Vegas.

The physiography of the Cad property is rounded to rugged mountainous ranges that in the immediate area are arcuate in topographic shape with intervening broader and somewhat narrow valleys. Topographic variations occur in the vicinity and Boundary Peak, the highest point in Nevada at 13,145' lies 57 airmiles to the northwest of the property. Much of this area with its broad open valleys and spiney mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Joshua trees and cacti, such as the prickly pear grow as far north as Goldfield. Juniper and pinon grow above 6,500' with pinon becoming more dominant at higher elevations. At elevations in the range of 7,500' along water courses are found small groves of trembling aspen.



PROPERTY
LOCATION

0   25   50   100 MILES
0   50   100 KM.

ELKO VENTURES INC.		
CAD I-4 MINERAL CLAIMS		
TIN-R4OE, SECT. 13,14,23 & 24		
LOCATION MAP		
ESMERALDA CO., NEVADA		
SCALE : AS SHOWN		DATE: FEB, 2007
DRAWN BY: J.M.		FIGURE: 1

CHONG



CAD CLAIMS

1	2
3	4

ELKO VENTURES INC.

CAD I-4 MINERAL CLAIMS

TIN-R40 E, SECT. 13,14, 23 & 24

CLAIM MAP

ESMERALDA CO., NEVADA

0	2000	4000 FT.
0	500	1000 METRES

SCALE : 1 : 24,000	DATE : FEB, 2007
DRAWN BY : J.M.	FIGURE : 2

CHONG

History

Mining holds an historical and contemporary place in the development and economic well being of the area.

The recorded mining history of the general area dates from the 1860's when prospectors passed through the area. The many significant lode gold and other mineral product deposits developed in the area was that of the Goldfield Camp, 1905, Coaldale coal field, 1913, Divide Silver Mining District, 1921 and the Candalaria silver - gold mine which operated as an underground lode silver-gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation.

Geological Setting

Regional Geology

The regional geology map of Nevada depicts the State as being underlain by all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys suggesting E-W compression. Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies.

Local Geology

The local geology to the southwest of Tonopah, NV reveals a N-S trending, elongate or elliptical blind-basin bounded, i.e. nearly closed off around its perimeter by rock exposures.

Throughout this outcropping ring-shaped feature are abundant, scattered rock exposures of Lower - Middle Paleozoic carbonate and aphanitic to very fine grain sized sediments, as quartzite, siltstone, claystone and more abundant limestone. Some transitional metamorphic rocks are interspersed. Abundance of Tertiary volcanic rocks and minor sedimentary units overlie the older Paleozoic units.

Property Geology

The geology of the Cad property area may be described as being underlain by Quaternary alluvium and playa deposits and some Lower Paleozoic limestone. This young overburden covered basin within a larger surrounding area of known mineral occurrences exhibits a good geological setting and portrays an excellent target area to conduct exploration. The outcroppings partially surrounding or flanking the alluvial covered valley and possibly underlying the mineral claim area suggests mineral occurrences or structurally prepared bedrock may be sought after in those areas.

CAD CLAIMS

ELKO VENTURES INC.

CAD I-4 MINERAL CLAIMS

T1N-R40E, SECT. 13,14, 23 & 24

REGIONAL GEOLOGY

ESMERALDA CO., NEVADA

AFTER U.S.G.S.
BULLETIN 78 PLATE 1

| SCALE: 1:250,000 | DATE: FEB. 2007 |
| DRAWN BY: J.M. | FIGURE: 3a |

CHONG



GOLDFIELD HILLS, MONTEZUMA RANGE, CLAYTON RIDGE,
AND MOUNT JACKSON RIDGE

After U.S.G.S. BULLETIN 78, PLATE 1

ELKO VENTURES INC.

CAD 1-4 MINERAL CLAIMS

T1N - R40 E, SECT. 13, 14, 23 & 24

LEGEND FOR FIG. 3a

ESMERALDA CO., NEVADA

| SCALE: — | DATE: FEB. 2007 |
| DRAWN BY: J.M. | FIGURE: 3b |

CHONG

Mineralization

By far the largest production in the County comes from vein-type of gold and silver occurrences in quartz fissure in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

Competition

We do not compete directly with anyone for the exploration or removal of minerals from our property as we hold all interest and rights to the claims. Readily available commodities markets exist in the U.S. and around the world for the sale of gold, silver and other minerals. Therefore, we will likely be able to sell any minerals that we are able to recover.

We will be subject to competition and unforeseen limited sources of supplies in the industry in the event spot shortages arise for supplies such as dynamite, and certain equipment such as bulldozers and excavators that we will need to conduct exploration. We have not yet attempted to locate or negotiate with any suppliers of products, equipment or services and will not do so until funds are received from this offering. If we are unsuccessful in securing the products, equipment and services we need we may have to suspend our exploration plans until we are able to do so.

Bankruptcy or Similar Proceedings

There has been no bankruptcy, receivership or similar proceeding.

Reorganizations, Purchase or Sale of Assets

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Compliance with Government Regulation

Our exploration programs in Nevada are subject to state and federal regulations regarding environmental considerations. All operations involving the exploration for the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. We may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of exploration or production operations. Future legislation may significantly emphasize the protection of the environment, and, as a consequence, our activities may be more closely regulated to further the cause of environmental

protection. Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations, the extent of which cannot be predicted. Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future. This may have a substantial impact upon the capital expenditures required of us in order to deal with such problem and could substantially reduce earnings.

The regulatory bodies that directly regulate our activities are the Bureau of Land Management (Federal) and the Nevada Department of Environmental Protection (State).

Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts

We have no current plans for any registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for any copyright, trademark or patent applications on an ongoing basis.

Need for Government Approval for its Products or Services

We are not required to apply for or have any government approval for our products or services.

Research and Development Costs during the Last Two Years

We have not expended funds for research and development costs since inception. We paid $3,500 for the geology report and $3,500 for the staking of the claims.

Employees and Employment Agreements

Our only employees are our officers, Matt Wayrynen and David Wolfin who currently devote 4-5 and 2-3 hours respectively per week to company matters and after receiving funding they plan to devote as much time as the board of directors determines is necessary to manage the affairs of the company. There are no formal employment agreements between the company and our current employees.

Reports to Securities Holders

We provide an annual report that includes audited financial information to our shareholders. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. We will become subject to disclosure filing requirements once our SB-2 registration statement becomes effective, including filing Form 10K-SB annually and Form 10Q-SB quarterly. In addition, we will file Form 8K and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event that our obligation to file such reports is suspended under the Exchange Act. The public may read and copy any materials that we file with the Securities and

Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Plan of Operation

Our current cash balance is $4,485. We believe our cash balance is sufficient to fund our limited levels of operations until June 2007. If we experience a shortage of funds prior to funding we may utilize funds from our directors, who have informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees, however they have no formal commitment, arrangement or legal obligation to advance or loan funds to the company. In order to achieve our business plan goals, we will need the funding from this offering. We are an exploration stage company and have generated no revenue to date. We have sold $12,000 in equity securities to pay for our minimum level of operations.

Our auditor has issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach that point.

Our exploration target is to find exploitable minerals on our property. Our success depends on achieving that target. There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of silver and other minerals. There is the possibility that our claims do not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds to bring our claims to production. We are unable to assure you we will be able to raise the additional funds necessary to implement any future exploration or extraction program even if mineralization is found.

Our plan of operation for the twelve months following the date of this prospectus is to complete the three phases of the exploration program. In addition to the $50,000 we anticipate spending for the exploration program as outlined below, we anticipate spending an additional $14,000 on professional fees, including fees payable in connection with the filing of this registration statement and complying with reporting obligations, and general administrative costs. Total expenditures over the next 12 months are therefore expected to be approximately $64,000, which is the amount to be raised in this offering and our cash on hand. We will require the funds from this offering to proceed.

The following work program has been recommended by the consulting geologist who prepared the geology report.

Phase 1

Detailed prospecting, mapping and soil geochemistry.
The estimated cost for this program is all inclusive $ 9,500

Phase 2

Magnetometer and VLF electromagnetic, grid controlled
surveys over the areas of interest determined by the Phase 1
survey. Included in this estimated cost is transportation,
accommodation, board, grid installation, two
geophysical surveys, maps and report   10,500

Phase 3

Induced polarization survey over grid controlled anomalous
area of interest outlined by Phase 1&2 fieldwork. Hoe or
bulldozer trenching, mapping and sampling of bedrock
anomalies. Includes assays, detailed maps and reports   30,000

                                                          Total $ 50,000

Each phase following phase 1 is contingent upon favorable results from the previous phase.

If we are successful in raising the funds from this offering we plan to commence Phase 1 of the exploration program on the claims in the summer of 2007. We expect this phase to take 15 days to complete and an additional one to two months for the consulting geologist to receive the results from the assay lab and prepare his report.

The above program costs are management's estimates based upon the recommendations of the professional consulting geologist's report and the actual project costs may exceed our estimates. To date, we have not commenced exploration.

Following phase one of the exploration program, if it proves successful in identifying mineral deposits, we intend to proceed with phase two of our exploration program. The estimated cost of this program is $10,500 and will take approximately 10 days to complete and an additional one to two months for the consulting geologist to receive the results from the assay lab and prepare his report.

Following phase two of the exploration program, if it proves successful, we intend to proceed with phase three of our exploration program. The estimated cost of this program is $30,000 and will take approximately 20 days to complete and an additional one to two months for the consulting geologist to receive the results from the assay lab and prepare his report.

We anticipate commencing the second phase of our exploration program in fall 2007 and phase 3 in Spring 2008. We have a verbal agreement with James McLeod, the consulting geologist who prepared the geology report on our claims, to retain his services for our planned exploration program. We cannot provide investors with any assurance that we will be able to raise sufficient funds to proceed with any work after the exploration program if we find mineralization.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are an exploration stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our property, and possible cost overruns due to increases in the cost of services.

To become profitable and competitive, we must conduct the exploration of our properties before we start into production of any minerals we may find. We are seeking funding from this offering to provide the capital required for our exploration program. We believe that the funds from this offering will allow us to operate for one year.

Liquidity and Capital Resources

To meet our need for cash we are attempting to raise money from this offering. We cannot guarantee that we will be able to sell all the shares required. If we are successful any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus. If the first phase of our exploration program is successful in identifying mineral deposits we will proceed with phases two and three and any subsequent drilling and extraction. The sources of funding we may consider to fund this work include a second public offering, a private placement of our securities or loans from our directors or others.

Our directors have agreed to advance funds as needed until the offering is completed or failed and has agreed to pay the cost of reclamation of the property should exploitable minerals not be found and we abandon the second phase of our exploration program and there are no remaining funds in the company. While they have agreed to advance the funds, the agreement is verbal and is unenforceable as a matter of law.

The one property in the Company's portfolio, on which the net proceeds of the offering will be spent, is the Cad 1-4 Mineral Claims, comprised of a total of 82.64 acres. We have not carried out any exploration work on the claims and have incurred no exploration costs.

We received our initial funding of $12,000 through the sale of common stock to Mr. Wolfin, an officer and director, who purchased 2,400,000 shares of our common stock at $0.005 per share on February 5, 2007. From inception until the date of this filing we have had no operating activities. Our financial statements from inception (February 5, 2007) through the year ended February 28, 2007 report no revenues and a net loss of $7,515.

Critical Accounting Policies

a. Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a February 28, year-end.

b. Basic Earnings per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective July 10, 2006 (inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

c. Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

d. Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

e. Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NEW ACCOUNTING PRONOUNCEMENTS:

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges…" This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending November 30, 2006. Management believes that the adoption of this Statement will not have any immediate material impact on the Company.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67" ("SFAS 152) The amendments made by Statement 152 This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company believes that the implementation of this standard will not have a material impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment

arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 13 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement will be effective for the Company beginning with its fiscal year ending November 30, 2006. The Company believes that the implementation of this standard will not have a material impact on its financial position, results of operations or cash flows.

In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) which provides guidance regarding the interaction of SFAS 123 (R) and certain SEC rules and regulations. The new guidance includes the SEC's view on the valuation of share-based payment arrangements for public companies and may simplify some of SFAS 123 (R) 's implementation challenges for registrants and enhance the information investors receive.

In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, which clarifies that the term 'conditional asset retirement obligation' as used in SFAS 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company does not believe that FIN 47 will have a material impact on its financial position or results from operations.

In August 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. This statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions, and it changes the requirements for accounting for and reporting them. Unless it is impractical, the statement requires retrospective application of the changes to prior periods' financial statements. This statement is effective for accounting changes and correction of errors made in fiscal year beginning after December 15, 2005.

Description of Property

We do not currently own any property. The office facilities at 650 Ruby Way, Crescent Valley, NV 89821 are provided to us on a rent free basis by the directors of the company. The facilities include telephone, fax, a reception area and office and meeting facilities. Management believes the current premises are sufficient for its needs at this time.

We currently have no investment policies as they pertain to real estate, real estate interests or real estate mortgages.

Certain Relationships and Related Transactions

Mr. Wayrynen and Mr. Wolfin will not be paid for any underwriting services that they perform on our behalf with respect to this offering. They will also not receive any interest on any funds that they may advance to us for expenses incurred prior to the offering being closed. Any funds loaned will be repaid from the proceeds of the offering.

On February 5, 2007, a total of 2,400,000 shares of Common Stock were issued to Mr. Wolfin in exchange for $12,000 US, or $.005 per share. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended, and are held by an officer and director of the Company. (See "Principal Stockholders".)

Market for Common Equity and Related Stockholder Matters

We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Elko Ventures Inc.; nor anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

As of the date of this filing, there is no public market for our securities. There has been no public trading of our securities, and, therefore, no high and low bid pricing. As of the date of this prospectus Elko Ventures Inc. had one shareholder of record. We have paid no cash dividends and have no outstanding options.

Penny Stock Rules

The Securities and Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stocks for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which:

— contains a description of the nature and level of risk in the market for penny stock in both public offerings and secondary trading;

— contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the Securities Act of 1934, as amended;

— contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" price for the penny stock and the significance of the spread between the bid and ask price;

— contains a toll-free telephone number for inquiries on disciplinary actions;

— defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

— contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

— the bid and offer quotations for the penny stock;

— the compensation of the broker-dealer and its salesperson in the transaction;

— the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

— monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

Regulation M

Our officers and director, who will offer and sell the shares, are aware that they are required to comply with the provisions of Regulation M, promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the officers and director, sales agent, any broker-dealer or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Reports

We will become subject to certain filing requirements and will furnish annual financial reports to our stockholders, certified by our independent accountant, and will furnish un-audited quarterly financial reports in our quarterly reports filed electronically with the SEC. All reports and information filed by us can be found at the SEC website, www.sec.gov.

Executive Compensation

Our current officer receives no compensation. The current Board of Directors is comprised of Mr. Wayrynen and Mr. Wolfin.

Summary Compensation Table

Name & principle position	Year	Salary($)	Bonus($)	Other annual compen-sation($)	Restricted stock awards($)	Options SARs ($)	LTIP Payouts	All other compen-sation($)
M Wayrynen President	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-
D Wolfin Secretary	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-

There are no current employment agreements between the company and its executive officer.

On February 5, 2007, a total of 2,400,000 shares of common stock were issued to Mr. Wolfin in exchange for cash in the amount of $12,000 U.S., or $.005 per share.

The terms of these stock issuances were as fair to the company, in the opinion of the board of directors, as could have been made with an unaffiliated third party.

Mr. Wayrynen currently devotes approximately 4-5 hours per week to manage the affairs of the company. Mr. Wolfin currently devotes 2-3 hours per week to the company. Mr. Wayrynen and Mr. Wolfin have agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide management salaries. At this time, we cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Financial Statements

The financial statements of Elko Ventures Inc. for the year ended February 28, 2007, and related notes, included in this prospectus have been audited by Moore & Associates, Chartered Accountants, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

Changes in and Disagreements with Accountants on Financial Disclosure

None.

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Elko Ventures Inc.

We have audited the accompanying balance sheet of Elko Ventures Inc. as of February 28, 2007, and the related statements of operations, stockholders' equity and cash flows from inception February 5, 2007, through February 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elko Ventures Inc. as of February 28, 2007 and the results of its operations and its cash flows from inception February 5, 2007, through February 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's net losses of $7,515 as of February 28, 2007 and its lack of operations and sources of revenues raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
March 16, 2007

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

ELKO VENTURES INC.
(An Exploration Stage Company)
Balance Sheet

ASSETS

		As of February 28, 2007
Current Assets		
Cash	$	4,485
Total Current Assets		4,485
TOTAL ASSETS	$	4,485

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	-
Total Current Liabilities		-
Total Liabilities		-
Stockholders' Equity		
Common stock, ($0.001 par value, 75,000,000 shares authorized; 2,400,000 shares issued and outstanding as of February 28, 2007)		2,400
Additional paid-in capital		9,600
Deficit accumulated during development stage		(7,515)
Total Stockholders' Equity		4,485
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	**4,485**

ELKO VENTURES INC.
(An Exploration Stage Company)
Statement of Operations

		February 5, 2007 (inception) through February 28, 2007
Revenues		
Revenues	$	-
Total Revenues		-
Operationg Expenses		
Mineral Exploration Expense		7,000
Office and Administration		515
Total Operating Expenses		**(7,515)**
Net Income (Loss)	$	**(7,515)**
Basic earnings per share	$	(0.00)
Weighted average number of common shares outstanding		2,400,000


ELKO VENTURES INC.
(An Exploration Stage Company)
Statement of Changes in Stockholders' Equity
From February 5, 2007 (Inception) through February 28, 2007


	Common Stock	Common Stock Amount	Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total
Balance, February 5, 2007	-	$ -	$ -	$ -	$ -
Stock issued for cash on February 5, 2007 @ $0.005 per share	2,400,000	2,400	9,600		12,000
Net loss, February 28, 2007				(7,515)	(7,515)
Balance, February 28, 2007	**2,400,000**	**$ 2,400**	**$ 9,600**	**$ (7,515)**	**$ 4,485**

ELKO VENTURES INC.
(An Exploration Stage Company)
Statement of Cash Flows

		February 5, 2007 (inception) through February 28, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(7,515)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Net cash provided by (used in) operating activities		**(7,515)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by (used in) investing activities		**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		2,400
Additional paid-in capital		9,600
Net cash provided by (used in) financing activities		**12,000**
Net increase (decrease) in cash		**4,485**
Cash at beginning of period		**-**
Cash at end of period	$	**4,485**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during period for :		
Interest	$	-
Income Taxes	$	-

See Notes to Financial Statements
F-5

NOTE 1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

Elko Ventures Inc. (the Company) was incorporated under the laws of the State of Nevada on February 5, 2007. The Company was formed to provide wireless solutions to corporate customers.

The Company is in the exploration stage. Its activities to date have been limited to capital formation, organization and development of its business plan. The Company has not commenced operations.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a February 28, year-end.

b. Basic Earnings per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective July 10, 2006 (inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

c. Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

d. Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e.   Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NEW ACCOUNTING PRONOUNCEMENTS:

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges…" This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal."   In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending November 30, 2006. Management believes that the adoption of this Statement will not have any immediate material impact on the Company.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67" ("SFAS 152) The amendments made by Statement 152 This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.   This Statement is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company believes that the implementation of this standard will not have a material impact on its financial position, results of operations or cash flows.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 13 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement will be effective for the Company beginning with its fiscal year ending November 30, 2006. The Company believes that the implementation of this standard will not have a material impact on its financial position, results of operations or cash flows.

In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) which provides guidance regarding the interaction of SFAS 123 (R) and certain SEC rules and regulations. The new guidance includes the SEC's view on the valuation of share-based payment arrangements for public companies and may simplify some of SFAS 123 (R) 's implementation challenges for registrants and enhance the information investors receive.

In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, which clarifies that the term 'conditional asset retirement obligation' as used in SFAS 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company does not believe that FIN 47 will have a material impact on its financial position or results from operations.

In August 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. This statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions, and it changes the requirements for accounting for and reporting them. Unless it is impractical, the statement requires retrospective application of the changes to prior periods' financial statements. This statement is effective for accounting changes and correction of errors made in fiscal year beginning after December 15, 2005.

NOTE 3. GOING CONCERN

The accompanying financial statements are presented on a going concern basis. The Company had no operations during the period from February 5, 2007 (inception) to February 28, 2007 and generated a net loss of $7,515. This condition raises substantial doubt about the Company's ability to continue as a going concern. Because the Company is currently in the exploration stage and has minimal expenses, management believes that the company's current cash of $4,485 is sufficient to cover the expenses they will incur during the next twelve months in a limited operations scenario or until they raise additional funding.

Management plans to raise additional funds through debt or equity offerings. Management's current plan includes a SB-2 registration statement with the U.S. Securities and Exchange Commission of 3,000,000 shares for sale at $.02 per share to raise capital of $60,000 to implement their business plan. There is no guarantee that the Company will be able to raise any capital through this or any other offerings.

NOTE 4. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. Beginning January 1, 2007 the Company will pay a director $100 per month for use of office space and services. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities as they become available.

Thus they may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Matt Wayrynen and David Wolfin, the officers and directors of the Company, will not be paid for any underwriting services that they perform on behalf of the Company with respect to the Company's upcoming SB-2 offering. They will also not receive any interest on any funds that they advance to the Company for offering expenses prior to the offering being closed which will be repaid from the proceeds of the offering.

NOTE 6. INCOME TAXES

	As of February 28, 2007
Deferred tax assets:	
Net operating tax carryforwards	$ 7,515
Other	0
Gross deferred tax assets	2,555
Valuation allowance	(2,555)
Net deferred tax assets	$ 0

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 7. NET OPERATING LOSSES

As of February 28, 2007, the Company has a net operating loss carryforward of approximately $7,515. Net operating loss carryforward expires twenty years from the date the loss was incurred.

NOTE 8. STOCK TRANSACTIONS

Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable.

On February 5, 2007 the Company issued a total of 2,400,000 shares of common stock to one director for cash at $0.005 per share for a total of $12,000.

As of February 28, 2007 the Company had 2,400,000 shares of common stock issued and outstanding.

ELKO VENTURES INC.
(An Exploration Stage Company)
Notes to Financial Statements
February 28, 2007

NOTE 9. STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of February 28, 2007:

- Common stock, $ 0.001 par value: 75,000,000 shares authorized; 2,400,000 shares issued and outstanding.

Dealer Prospectus Delivery Obligation

"Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

Indemnification of Directors and Officers

Elko Ventures Inc.'s By-Laws allow for the indemnification of the officers and directors in regard to their carrying out the duties of their offices. The board of directors will make determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth in the Nevada General Corporation Law.

Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

"1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of any fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a pleas of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had a reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for

amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under sections 1 and 2, unless ordered by a court or advanced pursuant to section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

> a. By the stockholders;
>
> b. By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
>
> c. If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or
>
> d. If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate of articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than director or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

> a. Does not include any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his

office, except that indemnification, unless ordered by a court pursuant to section 2 or for the advancement of expenses made pursuant to section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omission involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

b.   Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

c.   The Articles of Incorporation provides that "the Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Nevada, as amended from time to time."

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling Elko Ventures, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

Other Expenses of Issuance and Distribution

The estimated costs of the offering are denoted below. Please note all amounts are estimates other than the Commission's registration fee.

Securities and Exchange Commission registration fee	$ 6
Accounting fees and expenses	$ 2,000
Legal fees	$ 1,500
Preparation and EDGAR conversion fees	$ 1,600
Transfer Agent fees	$ 1,200
Printing	$ 694
Total	$ 7,000

Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

On February 5, 2007, a total of 2,400,000 shares of common stock were issued in exchange for $12,000 US, or $.005 per share. These securities were issued to an officer and director of the company.

Exhibits

Exhibit 3.1	Articles of Incorporation
Exhibit 3.2	Bylaws
Exhibit 5	Opinion re: Legality
Exhibit 23.1	Consent of counsel (See Exhibit 5)
Exhibit 23.2	Consent of independent auditor
Exhibit 23.3	Consent of professional mining engineer
Exhibit 99.1	Subscription Agreement
Exhibit 99.2	Geology Report

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement to:

    (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement ; and

    (iii) Include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered herein, and that the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.   For determining any liability under the Securities Act, we shall treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

6.   For determining any liability under the Securities Act, we shall treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Crescent City, NV, on March 19, 2007.

Elko Ventures Inc.

/s/ Matt Wayrynen
By: Matt Wayrynen
(Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and date stated.

/s/ Matt Wayrynen	March 19, 2007
Matt Wayrynen, President & Director	Date
(Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer)	

| /s/ David Wolfin | March 19, 2007 |
| David Wolfin, Secretary & Director | Date |